Abridged Business Plan



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Univoice

Overview:

Univoice is the 1st ever "learn languages through music" mobile app

Traction:

- 3/19 - Soft-Launch: product live on App Store & Google Play Store

- 7/19 - Secured prestigious music licensing deals with music licensors globally

- 9/19 - Released major user interface (UI) & user experience (UX) enhancements

- 11/19 - Accepted into prestigious accelerator program, New Chip (8% acceptance rate)

- 1/20 - Secured 20% of our $1,480,000 pre-seed funding round

- 3/20 - Organically reached 2500 downloads & 750 monthly active users (MAU); $0 in ad spend to date

- 5/20 - Built out advisory council with heavy hitters, including:
  (current) Head of Label Licensing at Spotify,
  (former) Head of Engineering at Babbel,
  (former) Head of International Growth at Babbel

- 7/20 - Landed "Top 30" label licensing deal, featuring tracks from Frank Sinatra, James Taylor, and Isaac Hayes

- 9/20 - Reduced cost of song translation & synchronization drastically ($90 → $70 per song,)
  Partnership with Lyric Find for translation & synchronization en masse (33% reduced cost/song)

- 10/20 - Completed production of marketing collateral for "hard launch" early 2021

- 1/21 - Launched our Version 1.0 product & our first round of test marketing campaigns

Growth:

Growth:

200 users acquired at soft launch mid-2019 --> 3000 beta users by late-2020 (grew organically, via word of mouth, PR, and free banner ad placements on product review sites)

Usage Stats:

(Mar 22 - Apr 22; COVID-related spike):

- Active devices / day: 32.3
- Sessions / day: 104.1
- Total sessions: 3,200
- Avg. time / device / day: 6.2 minutes
- 1 in 3 users spend avg. 5 minutes / session (industry standard)

Projections / Targets:

Year	User Count	Revenue	Net
2020	5,000	$0	($185,156)
2021	487,500	$1.2M	($659,221)
2022	1,387,500	$4.4M	$443,672
2023	2,810,000	$10.9M	$3.4M

Disclaimer: forward projections cannot be guaranteed.

Current Initiatives:

Fundraising

- We've raised ~40% of our $1,480,000 pre-Seed round.
  Actively seeking additional funding from angels and early-stage VC's

Improving Free to Paid Conversion

- On-boarding / Registration revamp:
  Refining new user onboarding experience, to maximize engagement
  Public tutorial content - allowing users to demo the app pre-registration

- Usability enhancement:
  Playlists - dynamic content sorting mechanism, enabling users to curate a unique homepage view
  Favorites - a supplemental mechanism for hyper-personalizing users' content display
  Song difficulty - songs filtered by rate of speech - slow, medium, and fast
  Content gating - business logic for incrementing new content and feature access

- Monetization & Gamification features:
  Content trickle path - rate at which users unlock play modes, song difficulties, Billboard content
  Reward system - types of rewards, accrual (business logic & depiction to end user,) reward redemption
  Refine Premium Access logic - identify premium user allowance, with the aim to maximize motivation
  Introduce in-app purchases (Single Plays), to supplement Premium Access

- Edufication features:
  Report cards - call out key phrases & grammar points in each song, & reward for performance
  Missions - incentivize learning progress through emergent mission paths

User Re-Engagement & Retention

- Email, push, & in-app marketing:
    Identify cohorts based on drop-offs in buyer's journey & usage activity data
    Create outreach sequences to re-engage users within the funnel
    Optimize touchpoints based on data-driven insights & analytics

Song Library Expansion

- Increasing volume of tracks
    Upload an avg. 100 new songs / month, across our supported languages

- Introducing popular tracks
    License top Billboard tracks through re-recording libraries and publishing partnerships with the 'Majors'
    Deploy as gated content opportunity, instilling motivation to subscribe

Go to Market Strategy:

Paid Social: Facebook & Instagram

- Facebook + Instagram Ads Campaign Build (Jan 2021)
- Social Ads - Creative Development (Jan - Dec 2021)
- Facebook + Instagram Campaign Management (Feb - Dec 2021)

Paid Media: Apple Search & Universal App Campaign (UAC)

- Paid Media: Apple Search & Universal App Campaign (UAC)
- Apple Search Ads Account Setup & Launch (Jan 2021)
- Universal App Campaign Setup & Launch (Jan 2021)
- Apple Search Ads Campaign Management (Feb - Dec 2021)
- Universal App Campaign Management (Feb - Dec 2021)
- YouTube Campaign Creation (May 2021)
- YouTube Campaign Management (Jun - Dec 2021)

Creative (Sample Ads)


Practice Lines
Press button to hear the line
Press button to test your pronunciation
Doch vor allem brauchst du Rum.
doch vor allem brauchst du rum
Und schenkt bei Heimweh neuen Mut.
And gives new courage to homesickness.
Hilft gegen Lepra und Skorbut
Helps against leprosy and scurvy
Und Rum, Rum, Rum
And rum, rum, rum
You'll have so much fun
you'll forget you're learning!

Sample Video


Sing like a rockstar.
Speak like a local.


language learning that's music to your ears


Language learning so easy, you'll be singing your own praises in no time.

Target Metrics:

We will continually optimize our creative & our targeting against the following goal posts:

CPD (cost per download): $1.37
D2L (download to lead): 50%
L2C (lead to conversion): 5.25%
CLV (customer lifetime value): $24

Investment

Capital Contribution to Date: $472,220

Individual Investor Contribution:
- $7,200 (from Founder, Sami Halabi)
- $50,000 (from Mike Halabi, family member)
- $50,000 (from Glenn Hodge, founder/owner of First Texas Brokerage)
- $75,000 (from MKGRGHMCG, LLC - real estate / brokerage firm)
- $25,000 (from TJ Jones @Energy Lodge - leasing, property management, legal support)
- $25,000 (from Jon Glanzman, individual angel investor)
- $35,000 (from Mike Miller, individual angel investor)
- $25,000 (from Ryan Cartwright, Silicon Valley angel)
- $15,000 (from Wilson Tsai, Silicon Valley angel)
- $25,000 (from Nicholas Litz, angel investor)

Crowdfunding Contribution:
- $140,020

Outstanding Debt

Loan Agreements:
- $98,758 outstanding (from Founder, Sami Halabi)
- $20,692 outstanding (from Investor, Mike Halabi)

Use of Funds

- Product Development: improving performance and usability, adding content, developing social / gamification features to maximize engagement and rolling retention rates

- Song Library & Language Expansion: supporting new languages & adding songs, primarily 'Top 100' Billboard tracks

- Marketing Content Creation & Advertising: creating marketing collateral, advertising across our high-impact digital channels, and paying our digital agency fees

- Human Capital / New Hires: maintaining and expanding our incredible talent pool

- Proprietary Tech: building & deploying our below-detailed proprietary technologies

Intellectual Property

- Trademark: (Word Mark) domestic & international (pending)

- Trademark: (Logo) domestic & international (active)

- Patent: 'Interactive Language Learning Through Music' (active)

- Future Patents:

  - Business Process: digital transcription & synchronization control system - drastically reduces human capital costs for these activities & reduces production timeline for getting songs live on the app

  - 'Wernicke' algorithm - increased precision and accuracy for speech recognition of slang, dialectic, and idiomatic speech